Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-163788
PROSPECTUS SUPPLEMENT NO. 2
DATED MARCH 18, 2010
TO
PROSPECTUS DATED JANUARY 15, 2010

FINISAR CORPORATION

$100,000,000
of
5.0% Convertible Senior Notes
due October 15, 2029
and
Shares of Common Stock
Issuable Upon Conversion of the Notes

This prospectus supplements the prospectus dated January 15, 2010 of Finisar Corporation relating to the public offering and sale by the selling securityholders described below. This prospectus supplement contains information on ownership of principal amount of notes beneficially owned and offered and shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The table and related footnotes on pages 55-58 of the prospectus setting forth information concerning the selling securityholders are amended and updated by the addition of the following information:

	Principal Amount of Notes		Number of Shares of Common Stock
	Beneficially	Percentage of			Owned After
	Owned and	Notes	Beneficially		Completion of the
Selling Securityholder (1)	Offered Hereby (1)	Outstanding	Owned (1)(2)	Offered Hereby	Offering (3)

Absolute Strategies Fund, Forum Funds Trust (4)	6,000,000	6.00	562,060	562,060	0
O’Connor Global Multi-Strategy Alpha Master Limited (5)	8,400,000	8.40	786,885	786,885	0
O’Connor Global Convertible Arbitrage II Master Limited (5)	1,600,000	1.60	149,882	149,882	0
Institutional Benchmark Series Ltd. (6)	267,000	*	25,011	25,011	0
Fidelity Financial Trust:
Fidelity Convertible Securities Fund (7)	2,500,000	2.50	1,631,223	234,192	0
Jefferies and Company, Inc.	1,000,000	1.00	93,676	93.676	0

*	Less than 1%
(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us in the information regarding their notes.
(2)	Assumes a conversion rate of 93.6768 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $10.68 per share of common stock) and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. This prospectus shall also cover any additional shares of our common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.
(3)	Assumes the sale of all notes and shares of common stock issuable upon conversion thereof offered pursuant to this prospectus.
(4)	This selling securityholder is a non-public entity. Mohican Financial Management, LLC is the investment manager of the selling securityholder. Eric Hage, as portfolio manager of Mohican Financial Management, LLC, has voting and investment power over the securities beneficially owned by the selling securityholder.
(5)	This selling securityholder is a non-public entity. UBS O’Connor LLC is the investment manager of the selling securityholder and as such has sole voting and dispositive power over the securities held by the selling securityholder. Andy Martin is the portfolio manager of UBS O’Connor, and he disclaims beneficial ownership of the securities held by the selling securityholder.
(6)	This selling securityholder is a non-public entity. Tracy V. Maitland, President and Chief Investment Officer at Advent Capital Management LLC, the selling securityholder’s manager, has voting and investment control over the securities that this selling securityholder beneficially owns.
(7)	Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the securities held by the selling securityholder as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson III and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 549,643 shares owned by the Funds. Members of the family of Edward C. Johnson III, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. However, neither FMR LLC nor Edward C. Johnson III, Chairman, has the sole power to vote or direct the voting of the securities owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees and must be carried out pursuant to written guidelines established by the funds’ Boards of Trustees. Fidelity has a number of Affiliated FINRA members. None of these Affiliates were involved in any way with this transaction. This selling securityholder also beneficially owns 1,397,031 shares of common stock that it acquired prior to purchasing the notes, which shares are not being offered hereby.
(8)	This selling securityholder is a registered broker-dealer and a wholly-owned subsidiary of Jefferies Group, Inc., a publicly-held corporation.

The date of this prospectus supplement is March 18, 2010.